SYNCHRONOSS TECHNOLOGIES, INC.
750 Route 202 South, Suite 600
Bridgewater, New Jersey 08807
May 17, 2010
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Patrick Gilmore Accounting Branch Chief

Re:	Synchronoss Technologies, Inc. (File No. 000-52049) Request for Extension to Comment Letter Response
Dear Mr. Gilmore:
We are in receipt of the comments of the staff of the Securities and Exchange Commission (the “Staff”) regarding the Form 10-K for the fiscal year ended December 31, 2009 and the Form 10-Q for the fiscal quarter ended March 31, 2010 of Synchronoss Technologies, Inc. (the “Company”) set forth in your letter dated May 11, 2010 (the “Comment Letter”).
As discussed with Ms. Jan Woo on May 14, 2010, the Company hereby requests an extension of time to respond to the Comment Letter. The Company will endeavor to respond to the comments made by the Staff in the Comment Letter no later than May 28, 2010.
If you have any questions regarding the foregoing, please do not hesitate to contact me at (908) 547-1239.
Sincerely,
/s/ Ronald J. Prague
Ronald J. Prague
Vice President and General Counsel

cc:	Mr. Stephen G. Waldis, Synchronoss Technologies, Inc. Mr. Lawrence R. Irving, Synchronoss Technologies, Inc. Marc F. Dupre, Esq., Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP